Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

05011369

SEC MAIL PROCESSING
RECEIVED
SEP 19 2005
WASH, D.C. 209 SECTION

September 15, 2005

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

SUPPL

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope.

Sincerely yours,

Donna Balon

Donna Balon
Vice President

PROCESSED
SEP 21 2005
THOMSON
FINANCIAL

dlw 9/21

v\mb\ltr\Sec12s.doc

15 September 2005

Man Group plc

Purchase of Own Securities

SEC MAIL PROCESSING
RECEIVED
SEP 19 2005
WASH, D.C. 209 SECTION

Man Group plc announces that on 14 September 2005 it purchased for cancellation 100,000 of its ordinary shares at a price of 1663.10 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

13 September 2005

Man Group plc

Purchase of Own Securities

SEC MAIL PROCESSING
RECEIVED
SEP 19 2005
WASH. D.C. 209 SECTION

Man Group plc announces that on 12 September 2005 it purchased for cancellation 50,000 of its ordinary shares at a price of 1697.57 pence per ordinary share.

Contact:

Peter Clarke	Man Group plc	020 7144 1000

9 September 2005

SEC MAIL PROCESSING
RECEIVED
SEP 19 2005
WASH. D.C. 209 SECTION

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 8 September 2005 it purchased for cancellation 50,000 of its ordinary shares at a price of 1679.08 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

SEC MAIL PROCESSING
RECEIVED
SEP 1 9 2005
WASH, D.C. 209 SECTION

8 September 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 7 September 2005 it purchased for cancellation 50,000 of its ordinary shares at a price of 1671.23 pence per ordinary share.

Contact:

Peter Clarke	Man Group plc	020 7144 1000

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

SEC MAIL PROCESSING
RECEIVED
SEP 19 2005
WASH, D.C. 209 SECTION

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

Barclays PLC and various of its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

A material interest of Barclays PLC and various of its subsidiaries.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder		Account Designation	Holding
Barclays Global Investors Canada			8,640
BARCLAYS TRUST CO AS EXEC/ADM			52
Barclays Trust Co E99			614
Barclays Trust Co R69			417
BNP PARIBAS			33,771
CHASE NOMINEES LTD		16376	166,428
CHASE NOMINEES LTD		20947	4,470,404
CHASE NOMINEES LTD		21359	30,225
CHASE NOMINEES LTD		28270	69,889
CHASE NOMINEES LTD		28270	115,470
CIBC MELLON GLOBAL SECURITIES			19,857
Clydesdale Nominees	HGB0125	323496	900
Clydesdale Nominees	HGB0125	324018	221
Clydesdale Nominees	HGB0125	324085	374
Clydesdale Nominees	HGB0125	324492	2,666
Clydesdale Nominees	HGB0125	593965	306
Clydesdale Nominees	HGB0125	594198	202
Clydesdale Nominees	HGB0125	594465	380
Clydesdale Nominees	HGB0125	595534	561
Clydesdale Nominees	HGB0125	595712	238
Clydesdale Nominees	HGB0125	595801	428
Clydesdale Nominees	HGB0125	596123	387
Clydesdale Nominees	HGB0125	597103	219
Clydesdale Nominees	HGB0125	597324	707
Clydesdale Nominees	HGB0125	597375	702
Clydesdale Nominees	HGB0125	597383	903
Clydesdale Nominees	HGB0125	597448	497
Clydesdale Nominees	HGB0125	645442	635
Clydesdale Nominees	HGB0125	651361	245
Clydesdale Nominees	HGB0125	668604	213
Clydesdale Nominees	HGB0125	678693	427

Clydesdale Nominees	HGB0125	679401	3,257
Clydesdale Nominees	HGB0125	691088	375
Clydesdale Nominees	HGB0125	692386	1,070
Clydesdale Nominees	HGB0125	693030	680
Clydesdale Nominees	HGB0125	693404	400
Clydesdale Nominees	HGB0125	693900	490
Clydesdale Nominees	HGB0125	694028	219
Clydesdale Nominees	HGB0125	694222	309
Clydesdale Nominees	HGB0125	697205	1,100
Clydesdale Nominees	HGB0125	697329	2,143
Clydesdale Nominees	HGB0125	697388	242
Clydesdale Nominees	HGB0125	697663	2,650
Clydesdale Nominees	HGB0125	697701	189
Clydesdale Nominees	HGB0125	702950	259
Clydesdale Nominees	HGB0125	703140	237
Clydesdale Nominees	HGB0125	703353	490
Clydesdale Nominees	HGB0125	703396	313
Clydesdale Nominees	HGB0125	703876	230
Clydesdale Nominees	HGB0125	703884	321
Clydesdale Nominees	HGB0125	703914	192
Clydesdale Nominees	HGB0125	807507	1,403
Clydesdale Nominees	HGB0125	807663	311
Clydesdale Nominees	HGB0125	830118	374
Clydesdale Nominees	HGB0125	866805	287
Clydesdale Nominees	HGB0125	886083	278
Clydesdale Nominees	HGB0125	887365	312
Clydesdale Nominees	HGB0125	1200106	1,800
Clydesdale Nominees	HGB0125	3000000	303
Clydesdale Nominees	HGB0125	3100012	239
Clydesdale Nominees	HGB0125	3100071	635
Clydesdale Nominees	HGB0125	3100241	250
Clydesdale Nominees	HGB0125	3100420	385
Clydesdale Nominees	HGB0125	3100926	846
Clydesdale Nominees	HGB0125	3101280	409
Clydesdale Nominees	HGB0125	3101868	283
Clydesdale Nominees	HGB0125	3102058	244
Clydesdale Nominees	HGB0125	3102317	244
Clydesdale Nominees	HGB0125	3102465	3,500
Clydesdale Nominees	HGB0125	3102546	498
Clydesdale Nominees	HGB0125	3102554	3,000
Clydesdale Nominees	HGB0125	3102660	223
Clydesdale Nominees	HGB0125	3103119	344
Clydesdale Nominees	HGB0125	3105898	180
Clydesdale Nominees	HGB0125	3105901	225
Clydesdale Nominees	HGB0125	7000093	343
Clydesdale Nominees	HGB0125	7000662	311
Clydesdale Nominees	HGB0125	7000697	2,084
Clydesdale Nominees	HGB0125	7000832	223
Clydesdale Nominees	HGB0125	7001065	276
Clydesdale Nominees	HGB0225	222649	226
Clydesdale Nominees	HGB0225	484015	547
Clydesdale Nominees	HGB0225	595798	450
Clydesdale Nominees	HGB0225	597278	3,673
Clydesdale Nominees	HGB0225	673551	200
Clydesdale Nominees	HGB0225	701601	571
Clydesdale Nominees	HGB0225	703833	1,264

Clydesdale Nominees HGB0225	870934	1,195
Clydesdale Nominees HGB0325	703094	251
Clydesdale Nominees HGB0325	870934	392
Clydesdale Nominees HGB1025	837619	1,967
Gerrard Nominees Limited	ER1	200
Greig Middleton Nominees Limit	GM1	4,860
Greig Middleton Nominees Ltd (	GM3	55,200
INVESTORS BANK AND TRUST CO.		631,656
INVESTORS BANK AND TRUST CO.		7,995
INVESTORS BANK AND TRUST CO.		58,865
INVESTORS BANK AND TRUST CO.		4,422
INVESTORS BANK AND TRUST CO.		54,560
INVESTORS BANK AND TRUST CO.		15,633
INVESTORS BANK AND TRUST CO.		3,099
INVESTORS BANK AND TRUST CO.		52,274
INVESTORS BANK AND TRUST CO.		381,831
INVESTORS BANK AND TRUST CO.		8,869
INVESTORS BANK AND TRUST CO.		2,718
INVESTORS BANK AND TRUST CO.		6,861
INVESTORS BANK AND TRUST CO.		5,008
INVESTORS BANK AND TRUST CO.		121,849
INVESTORS BANK AND TRUST CO.		1,483,577
INVESTORS BANK AND TRUST CO.		127,094
INVESTORS BANK AND TRUST CO.		31,375
INVESTORS BANK AND TRUST CO.		335,361
INVESTORS BANK AND TRUST CO.		984,163
JP MORGAN (BGI CUSTODY)	16331	91,867
JP MORGAN (BGI CUSTODY)	16338	18,334
JP MORGAN (BGI CUSTODY)	16341	118,092
JP MORGAN (BGI CUSTODY)	16341	161,917
JP MORGAN (BGI CUSTODY)	16342	37,583
JP MORGAN (BGI CUSTODY)	16344	40,673
JP MORGAN (BGI CUSTODY)	16345	67,878
JP MORGAN (BGI CUSTODY)	16400	3,101,658
JP MORGAN (BGI CUSTODY)	17011	4,987
JP MORGAN (BGI CUSTODY)	18409	218,770
JPMorgan Chase Bank		8,421
JPMorgan Chase Bank		782
JPMorgan Chase Bank		3,967
JPMorgan Chase Bank		41,261
JPMorgan Chase Bank		5,700
JPMorgan Chase Bank		38,900
JPMorgan Chase Bank		2,461
JPMorgan Chase Bank		2,743
JPMorgan Chase Bank		51,030
JPMorgan Chase Bank		154,623
JPMorgan Chase Bank		31,152
JPMorgan Chase Bank		11,438
JPMORGAN CHASE BANK		9,003
JPMORGAN CHASE BANK		158,699
JPMORGAN CHASE BANK		50,722
JPMorgan Chase Bank		3,803
JPMorgan Chase Bank		41,466
JPMorgan Chase Bank		6,058
JPMorgan Chase Bank		82,750
JPMorgan Chase Bank		852

JPMorgan Chase Bank		2,954
JPMorgan Chase Bank		122,815
JPMorgan Chase Bank		18,877
JPMorgan Chase Bank		19,915
JPMorgan Chase Bank		56,545
Master Trust Bank		5,680
Mellon Trust - US CUSTODIAN /		39,880
Mellon Trust - US CUSTODIAN /		49,368
MELLON TRUST OF NEW ENGLAND		58,543
Mitsubishi Trust International		1,906
Mitsubishi Trust International		1,085
NORTHERN TRUST BANK - BGI SEPA		75,013
NORTHERN TRUST BANK - BGI SEPA		64,829
NORTHERN TRUST BANK - BGI SEPA		16,690
R C Greig Nominees Limited	RC1	185,797
R C Greig Nominees Limited a/c	AK1	12,994
R C Greig Nominees Limited a/c	BL1	4,705
R C Greig Nominees Limited a/c	CM1	3,260
R C Greig Nominees Limited GP1	GP1	13,594
R C Greig Nominees Limited SA1	SA1	10,690
Reflex Nominees Limited		14,058
State Street		4,669
STATE STREET BOSTON		22,579
STATE STREET BOSTON		176,696
STATE STREET TRUST OF CANADA -		23,020
Sumitomo TB		1,933
ZEBAN NOMINEES LIMITED		386,079
Total		**15,311,924**

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

Unknown

8. Percentage of issued class

Unknown

9. Class of security

Ordinary shares of 18 US cents each

10. Date of transaction

Unknown

11. Date company informed

7 September 2005

12. Total holding following this notification

15,311,924

13. Total percentage holding of issued class following this notification

5.05%

14. Any additional information

None

15. Name of contact and telephone number for queries

Mr Barry Wakefield Tel 020 7144 1735

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

7 September 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Man Group plc
6 September 2005

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 5 September 2005, the Net Asset Value of Man AHL Diversified Futures Ltd was US$25.61.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+3.22%
Last 12 months	+19.4%
Annualised return since inception	+13.2%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT

This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the lastest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc
2 September 2005

Athena Guaranteed Futures Ltd Net Asset Value

As at the close of business on 31 August 2005, the Net Asset Value of Athena Guaranteed Futures Ltd was US$81.32.

Track Record: From inception on 20 December 1990

	Key Statistics
Last month	+4.04%
Last 12 months	+22.0%
Annualised return since inception	+15.3%

Contacts:
Peter Clarke Man Group plc 020 7144 1000
Paul Lockstone Merlin Financial 020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Athena Guaranteed Futures Ltd (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments Limited is authorized and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Ltd, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc
30 August 2005

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 29 August 2005, the Net Asset Value of Man AHL Diversified Futures Ltd was US$24.81.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+0.16%
Last 12 months	+19.4%
Annualised return since inception	+13.2%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the lastest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Man Group plc have received notification on 30 August 2005 that on 26 August 2005 Aviva plc and its subsidiary Morley Fund Management Limited no longer had a notifiable interest in the share capital of Man Group plc.

30 August 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 26 August 2005 it purchased for cancellation 100,000 of its ordinary shares at a price of 1614.13 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000